November 9, 2011

VIA EDGAR (Correspondence Filing)
Mr. Kevin Rupert U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549 (202) 551-6966

Re:	Starboard Investment Trust (the “Registrant”)
Post-Effective Amendment No. 45
Crescent Large Cap Macro Fund
Crescent Mid Cap Macro Fund
Crescent Strategic Income Fund
(each a “Fund” collectively the “Funds”)
File Nos. 333-159484; 811-22298

Dear Mr. Rupert:

On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins on October 25, 2011 with respect to Post-Effective Amendment No. 45 to the Registrant’s Registration Statement filed in order to register shares of the Crescent Large Cap Macro Fund, Crescent Mid Cap Macro Fund, and Crescent Strategic Income, each a new series of the Trust.  You indicated that comments provided earlier regarding the Trust’s other series should be incorporated in the prospectus or SAI for the Crescent series and that comments for one Crescent series, in most cases, are applicable to all the series filed under Post-Effective Amendment No. 45.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – You requested the Registrant revise the disclosures in the legend on the cover page of the prospectus to correspond exactly to the requirements of Form N-1A, specifically the legend should conform exactly to Rule 481(a)(1) and not make reference to state securities regulators.

Response 1 – The requested changes have been made

Comment 2 – You noted that in the Fee Tables for each series, after the line item “Acquired Fund Fees and Expenses,” registrant should include a reference to footnote 1 and the amounts are estimated for the Funds’ first fiscal year.

 Response 2 – The requested changes have been made.

Comment 3 – You noted that in the Expense Example for the Crescent Large Cap Macro Fund, and perhaps the other series, the figures in the Example do not seem to correspond to the amounts in the Feet Table.  You requested the Registrant recalculate and verify the amounts in the Examples are accurate.

Response 3 – The numbers in the Expense Examples have been recalculated and revised in the prospectus.

Comment 4 – In the Principal Investment Strategies section of the prospectus, in the first paragraph, regarding the amount of the Fund’s assets that are invested pursuant to the Funds’ strategies, in accordance with Rule 35d-1 under the Investment Company Act of 1940, “assets” should be revised to read “net assets, plus borrowings for investment purposes.”

Response 4 – The requested changes have been made.

Comment 5 – In the section entitled “Investing in the Funds” (page 25), in the full sentence following the heading “Advisor Class Shares,” you inquired whether a default to the Advisor Class shares is always in the shareholder’s best interest.  It was suggested that if a share class is not designated, the purchase request be deemed “not in good order” and the purchase information confirmed.

Response 5 – The disclosure has been revised to state “When you purchase shares of a Fund, you must choose a share class.  If none is chosen, your purchase request will not be considered complete and, therefore, will not be processed until the Fund receives this required information.”

Comment 6 – In the section entitled “Other Important Information,” under the subheading “Prior Performance of the Advisor,” regarding the performance tables, you inquired what “carveouts” are in the last column and whether they are necessary to disclose in the tables.  Additionally, you noted that footnote 13 for the Greenwood Capital Mid Cap Equity Composite references performance from 2001, however, the tables only show performance starting in 2008.  You asked that the Registrant review the prior performance disclosures and determine if all the information is necessary and that the footnotes, if required, are correctly referencing the data.

Response 6 – The disclosure has been revised to provide additional information on the carveouts and remove irrelevant information from footnote 13 for the Greenwood Capital Mid Cap Equity Composite.  In addition, the other footnotes have been reviewed and revised as deemed appropriate.

Comment 7 – In the Statement of Additional Information, you requested Registrant disclose that the Funds will comply with SEC Staff positions and releases regarding asset coverage for leveraged, shorted or borrowed securities.

Response 7 – The requested references have been added.

Comment 8 – In the Fund’s “Investment Limitations,” you noted there was no reference to the Funds’ status as a diversified or non-diversified fund.

 Response 8 – The requested changes have been made.

Comment 9 – You noted that the Funds make inconsistent references to borrowings in the “Investment Limitations” and the “Other Investment Policies” sections.  Additionally, in the second paragraph before the heading “Investment Limitations” (page 11), you requested Registrant change the fourth word in the second sentence from “may” to “will”.

Response 9 – The requested change has been made.

Comment 10 – You noted that several of the exhibits were omitted from the initial filing for the Fund, specifically, the expense limitation agreement and other material contracts.  You requested that the Registrant file an additional post-effective amendment pursuant to Rule 485(b) adding the omitted exhibits, as well and incorporating other changes made in response to your comments.

Response 10 – The Registrant will include all necessary exhibits upon the filing of the post-effective amendment for the Fund.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please contact me at (513) 352-67745 if you should require any further information.

Sincerely,

/s/ Marc L. Collins
Marc L. Collins